EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (the “Agreement”) is made effective as of October 1, 2013 (the “Effective Date”), by and among Mandalay Digital Group, Inc., a Delaware corporation (the “Employer”), and Peter A. Adderton (the “Executive”). In consideration of the mutual covenants contained in this Agreement, the Employer and the Executive agree as follows:

1.          Employment. The Employer agrees to employ the Executive, and the Executive agrees to be employed by the Employer on the terms and conditions set forth in this Agreement.

2.          Capacity. The Executive currently serves on the Board of Directors of the Employer (the “Board of Directors”) and shall serve the Employer as Chief Executive Officer. Subject to the discretion of the Nominating Committee of the Board of Directors, Executive shall serve as a member of the Board of Directors without additional compensation, subject to stockholder approval at the Employer’s annual meeting of stockholders. At the end of the Term (as defined below), Executive shall offer to resign from the Boards of Directors and any similar body at a subsidiary of the Employer. As Chief Executive Officer, the Executive shall be responsible for the general supervision, management and control of the Employer’s business, subject to the direction of the Board of Directors. The Executive shall report directly to the Board of Directors. It is agreed that the Board has previously determined that any CFO hired will report directly to, and will actively interact with, the Board of Directors and that such arrangement is acceptable to the Executive and does not constitute “Good Reason” hereunder. At the reasonable request of the Board of Directors, the Executive shall provide services to subsidiaries and affiliates of the Employer, without additional compensation becoming payable. At any time after the first anniversary of the Effective Date during the Term, at the request of the Board of Directors, the Executive’s capacity shall change to being the Chief Innovation Officer rather than the Chief Executive Officer (a “Change in Capacity”). As Chief Innovation Officer, the Executive shall be responsible for assisting the Chief Executive Officer in developing, setting, monitoring and implementing product development efforts, strategic initiatives, marketing approaches, joint ventures, acquisitions and other related matters, subject to the direction of the Board of Directors and the Chief Executive Officer. As Chief Innovation Officer, the Executive shall report directly to the Chief Executive Officer. After a Change in Capacity, Executive shall (in addition to his duties as Chief Innovation Officer) continue to support the Employer in finding and transitioning any new Chief Executive Officer that the Employer may retain without additional compensation becoming payable for such assistance. Executive represents he is and at all times during the Term will be legally present and entitled to work in the United States.

3.          Term. Subject to the provisions of Section 6, the term of employment pursuant to this Agreement shall be two (2) years, i.e., twenty-four (24) calendar months, from the Effective Date (the “Term”).

4.          Compensation and Benefits. The regular compensation and benefits payable to the Executive under this Agreement shall be as follows:

(a)          Salary. For all services rendered by the Executive under this Agreement, the Employer shall pay the Executive an annual salary (the “Salary”) at the annual rate of Five Hundred Thousand Dollars ($500,000). The Executive’s Salary shall be payable in periodic installments in accordance with the Employer’s usual practice for its employees, but in no event less than monthly over the year in which the Salary is earned.

(b)          Bonuses.

(i)          Signing Bonus. The Executive shall be entitled to a bonus of Five Hundred Thousand Dollars ($500,000.00) payable (A) 50% within five (5) days of signing this Agreement and (B) the remaining 50% as follows: $125,000.00 on December 31, 2013 and $125,000.00 on March 31, 2014.

(ii)         Annual Bonus. While he is Chief Executive Officer, the Executive shall be entitled to be paid an annual incentive bonus in cash in an amount of up to 150% of the Executive’s Salary based upon satisfaction of performance-related milestones, as specified on Schedule A subsections (1) or (2) as applicable. While he is Chief Innovation Officer, the Executive shall be entitled to be paid an annual incentive bonus in cash in an amount of up to 100% of the Executive’s Salary based upon satisfaction of performance-related milestones, as specified on Schedule A subsection (3). All bonus amounts under this subsection shall (a) be paid within thirty (30) days after the revenue and EBITDA criteria are determined for the applicable yearly period in the manner described in Schedule A, and (b) be conditioned on Executive being employed throughout the entire yearly period with respect to which the bonus is determined.

(c)          Regular Benefits.

(i)          The Executive shall also be entitled to participate in any qualified retirement plans, deferred compensation plans, stock option and incentive plans, stock purchase plans, group and executive medical insurance plans (i.e., coverage for the Executive and family), life insurance plans, disability income plans, retirement plans, vacation plans, expense reimbursement plans and other benefit plans which the Employer may from time to time have in effect for any, all or most of its senior executives (collectively “Employer Benefit Plans”). Such participation shall be subject to the terms of applicable plan documents, generally applicable policies of the Employer, applicable law and the discretion of the Board of Directors, the Compensation Committee or any administrative or other committee provided for in or contemplated by any such plan. Nothing contained in this Agreement shall be construed to create any obligation on the part of the Employer to establish any such plans or to maintain the effectiveness of any such plans which may be in effect from time to time.

(ii)         Notwithstanding the Executive’s right to participate in Employer Benefit Plans, the Executive may elect to purchase separate medical insurance and related benefits for himself and his family, and the Employer shall reimburse the Executive for all of the Executive’s out-of-pocket costs in connection with obtaining and maintaining such insurance and related benefits but not for any incremental cost to the Employer over and above what it would cost the Employer to provide Executive and his family medical insuance and related benefits under the Employer’s standard insurance plans.

(d)          Reimbursement of Business Expenses. The Employer shall reimburse the Executive for all reasonable expenses incurred by the Executive in performing services during the Term, in accordance with the Employer’s policies and procedures for its senior executive officers, as in effect from time to time, including, but not limited to, business class air travel (or, if unavailable, first class), meals and entertainment, fuel costs for transportation, wireless mobile communications, and personal computer equipment.

(e)          Stock Option Grant. On the Effective Date, the Employer shall grant the Executive 500,000 options to purchase common stock of the Employer at an exercise price equal to the closing price of the Employer’s common stock on the Nasdaq Capital Market on the Effective Date (or if the Effective Date is not a trading day, on the next trading day after the Effective Date) under a shareholder-approved equity incentive plan, subject to the terms and conditions specified in the Employer’s standard stock option agreement, which shall vest as follows: (i) 250,000 options shall vest on the one year anniversary of the Effective Date; (ii) 250,000 options shall vest on the two year anniversary of the Effective Date; and (iii) all unvested options shall vest immediately upon the sale of all or substantially all of the assets of the Employer, upon the merger or reorganization of the Employer following which the equityholders of the Employer immediately prior to the consummation of such merger or reorganization collectively own less than 50% of the voting power of the resulting entity, or upon the sale of equity securities of the Employer representing 50% or more of the voting power of the Employer or 50% or more of the economic interest in the Employer in a single transaction or in a series of related transactions (i.e., a “Change of Control”). All shares shall be subject to a one (1) year lock-up following the exercise of such options. The Employer has received informal guidance from Nasdaq that no shareholder approval is required for the option grant contemplated hereby and to make a related change to the annual per person cap under the amended and restated 2011 equity incentive plan; provided, however, the Employer (acting through the Compensation Committee) reserves the right to seek formal guidance within forty-five days of the Effective Date as to such matters, and if Nasdaq indicates that shareholder approval is in fact required, then the Executive and the Employer agree to take all reasonable actions to restructure the grant (including, if necessary, subjecting it to shareholder approval as a condition to the option being exercisable, with the Employer using best efforts to obtain such shareholder approval) in order to fully comply with Nasdaq shareholder approval requirements.

(f)          Exclusivity of Salary and Benefits. The Executive shall not be entitled to any payments or benefits other than those provided under this Agreement.

5.          Extent of Service. During the Executive’s employment under this Agreement, the Executive shall, subject to the direction and supervision of the Board of Directors (or the Chief Executive Officer, if and when the Executive shall be the Chief Innovation Officer), devote the Executive’s full business time, best efforts and business judgment, skill and knowledge to the advancement of the Employer’s interests and to the discharge of the Executive’s duties and responsibilities under this Agreement. The Executive shall not engage in any other business activity, except as may be approved by the Board of Directors; provided, however, that nothing in this Agreement shall be construed as preventing the Executive from:

(a)          investing the Executive’s personal assets in any non-competitive business enterprise, company or other entity in such form or manner as shall not require any material personal time commitment on the Executive’s part in connection with the operations or affairs of such other enterprise, company or other entity in which such investments are made;

(b)          engaging in religious, charitable or other community or non-profit activities that do not impair the Executive’s ability to fulfill the Executive’s duties and responsibilities under this Agreement; or

(c)          serving as an executive officer of Boost Tel Pty. Ltd., a company organized under the laws of Australia, provided that his personal services in such capacity do not require any material time commitment on the Executive’s part in connection with the operation or affairs of such companies and, in any event, such role shall not impair the Executive’s ability to fulfill his duties and responsibilities under this Agreement.

6.          Termination. Notwithstanding the provisions of Section 3, the Executive’s employment under this Agreement shall terminate under the following circumstances set forth in this Section 6. For purposes of this Agreement, the date of the Executive’s termination (the “Termination Date”) shall mean the date of the Executive’s “separation from service” as such term is defined under Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”).

(a)          Termination by the Employer for Cause. The Executive’s employment under this Agreement may be terminated for Cause without further liability on the part of the Employer effective immediately upon approval of the Board of Directors and written notice to the Executive. Only the following shall constitute “Cause” for such termination:

(i)          any act committed by the Executive against the Employer or any of its affiliates which involves fraud, willful misconduct, gross negligence or insubordination; or

(ii)         the commission by the Executive of, or indictment for (A) a felony or (B) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud.

(b)          Termination by the Employer Without Cause. Subject to the payment of Termination Benefits pursuant to Section 7(b), the Executive’s employment under this Agreement may be terminated by the Employer without Cause upon not less than fifteen (15) days’ prior written notice to the Executive.

(c)          Death. The Executive’s employment with the Employer shall terminate automatically upon his death.

(d)          Disability. If the Executive shall become Disabled so as to be unable to perform the essential functions of the Executive’s then existing position or positions under this Agreement with or without reasonable accommodation, the Board of Directors may remove the Executive from any responsibilities and/or reassign the Executive to another position with the Employer for the remainder of the Term or during the period of such Disability. Notwithstanding any such removal or reassignment, the Executive shall continue to receive the Executive’s full Salary (less any disability pay or sick pay benefits to which the Executive may be entitled under the Employer’s policies) and benefits under Section 4 of this Agreement (except to the extent that the Executive may be ineligible for one or more such benefits under applicable plan terms) for a period of time equal to twelve (12) months payable at the same time as such amounts would otherwise have been paid to the Executive had he continued in his current capacity. If the Executive is unable to perform substantial services of any kind for the Employer during this period, such period shall be considered a paid leave of absence and the Executive shall have the contractual right to return to employment at any time during such period. If the Executive’s Disability continues beyond such twelve (12) month period, the Executive’s employment may be terminated by the Employer by reason of Disability at any time thereafter. For purposes hereof, the term “Disabled” or “Disability” shall mean a written determination that the Executive, as certified by at least two (2) duly licensed and qualified physicians, one (1) approved by the Board of Directors of the Employer and one (1) physician approved by the Executive (the “Examining Physicians”), or, in the event of the Executive’s total physical or mental disability, the Executive’s legal representative, that the Executive suffers from a physical or mental impairment that renders the Executive unable to perform the Executive’s regular personal duties under this Agreement and that such impairment can reasonably be expected to continue for a period of six (6) consecutive months or for shorter periods aggregating one hundred eighty (180) days in any twelve (12) month period; provided, however, that the Executive’s primary care physician may not serve as one of the Examining Physicians without the consent of the Employer and the Executive (or the Executive’s legal representation). The Executive shall cooperate with any reasonable request of a physician to submit to a physical examination for purposes of such certification. Nothing in this Section 6(d) shall be construed to waive the Executive’s rights, if any, under existing law including, without limitation, the Family and Medical Leave Act of 1993, 29 U.S.C. §2601 et seq. and the Americans with Disabilities Act, 42 U.S.C. §12101 et seq.

(e)          Termination by the Executive for Good Reason. Subject to the payment of Termination Benefits pursuant to Section 7(b), the Executive’s employment under this Agreement may be terminated by the Executive for Good Reason. For purposes of this Agreement, “Good Reason” shall be present where Executive gives notice to the Board of Directors of his voluntary resignation within thirty (30) days after the occurrence of any of the following, without Executive’s written consent: (i) the failure of the Employer to pay or cause to be paid Executive’s Salary or Annual Bonus, when due under the terms and conditions hereunder hereunder, subject to a fifteen (15) day cure period by the Employer following notice by the Executive; or (ii) material diminution in Executive’s position, duties, authority or responsibility, without Cause, subject to a thirty (30) day cure period by the Employer following notice by the Executive (except that a Change in Capacity is not, without limitation, such a diminution).

7.          Compensation Upon Termination.

(a)          Termination Generally. If the Executive’s employment with the Employer is terminated for any reason during or upon expiration of the Term, the Employer shall pay or provide to the Executive (or to his authorized representative or estate) (i) any earned but unpaid Salary payable on the Termination Date, (ii) accrued bonuses for a previously completed yearly measurement period (for avoidance of doubt, no pro-rata bonus is payable under this clause, only a bonus for a previously completed yearly measurement period) earned but not yet paid, payable at the same time such amounts would otherwise have been paid to the Executive, (iii) any unpaid expense reimbursements, payable in accordance with the Employer’s reimbursement policies, (iv) any accrued but unused vacation, payable on the Termination Date, and (v) any vested benefits the Executive may have under any of the Employer Benefit Plans, payable as specified in the applicable plan documents (collectively, the “Accrued Compensation”).

(b)          Termination by the Employer Without Cause or by the Executive for Good Reason. In the event of termination of the Executive’s employment with the Employer pursuant to Section 6(b) or 6(e) above prior to the expiration of the Term, and subject to the Executive’s execution and delivery of a release of any and all legal claims in a form satisfactory to the Employer within forty-five (45) days of the Termination Date (the “Release Period”), the Employer shall provide to the Executive, in addition to the Accrued Compensation, the following termination benefits (“Termination Benefits”) effective as of the final day of the Release Period:

(i)          continuation of the Executive’s Salary at the rate and in accordance with the Employer’s payroll practices then in effect pursuant to Section 4(a); and

(ii)         continuation of any executive health and group health plan benefits to the extent authorized by and consistent with 29 U.S.C. § 1161 et seq. (commonly known as “COBRA”), subject to payment of premiums by the Employer to the extent that the Employer was covering such premiums as of the Termination Date (if permitted by law without violation of applicable discrimination rules, or, if not, the equivalent after-tax value payable as additional severance at the same time such premiums are otherwise payable); and

(iii)        a pro-rata annual bonus through the Termination Date, as reasonably determined by the Compensation Committee applying the applicable standards in Schedule A; and

(iv)        acceleration of vesting of the options granted under this Agreement on a pro-rata basis as if the vesting schedule had been monthly rather than annual, advanced to the next month.

The Termination Benefits set forth in subsections 7(b)(i) and (ii) and above shall continue effective for the remainder of the Term (the “Termination Benefits Period”); provided, however, that in the event that the Executive commences any employment during the Termination Benefits Period, the benefits provided under Section 7(b)(ii) shall cease effective as of the date Executive qualifies for group health plan benefits in his new employment. The Employer’s liability for Salary continuation pursuant to Section 7(b)(i) shall not be reduced by the amount of any severance pay paid to the Executive pursuant to any severance pay plan or stay bonus plan of the Employer. Notwithstanding the foregoing, nothing in this Section 7(b) shall be construed to affect the Executive’s right to receive COBRA continuation entirely at the Executive’s own cost to the extent that the Executive may continue to be entitled to COBRA continuation after Employer-paid premiums cease. The Executive shall be obligated to give prompt notice of the date of commencement of any employment during the Termination Benefits Period and shall respond promptly to any reasonable inquiries concerning any employment in which the Executive engages during the Termination Benefits Period.

The Employer acknowledges and agrees that under certain circumstances involving the termination of the Executive’s employment and/or a Change of Control transaction involving the Employer, the Executive shall be entitled to accelerated vesting on his options to purchase shares of capital stock of the Employer, all to the extent provided in that certain Stock Option Agreement referred to in Section 4(e) hereof.

Any Section 409A payments which are subject to execution of a waiver and release which may be executed and/or revoked in a calendar year following the calendar year in which the payment event (such as termination of employment) occurs shall commence payment only in the calendar year in which the Release Period ends as necessary to comply with Section 409A.

(c)          Termination by Reason of Cause, Death, Disability, Voluntary Termination or Expiration of Term. If the Executive’s employment is terminated for any reason other than by the Employer without Cause under Section 6(b) or by the Executive for Good Reason under Section 6(e), including by reason of the Employer’s election not to extend the Term, the Employer shall have no further obligation to the Executive other than payment of his Accrued Compensation.

8.            Confidential Information, Nonsolicitation and Cooperation.

(a)          Confidential Information. As used in this Agreement, “Confidential Information” means proprietary information of the Employer which is of value to the Employer in the course of conducting its business and the disclosure of which could result in a competitive or other disadvantage to the Employer. Confidential Information includes, without limitation, financial information, reports, and forecasts; inventions, improvements and other intellectual property; trade secrets; know-how; designs, processes or formulae; software; market or sales information or plans; customer lists; and business plans, prospects and opportunities (such as possible acquisitions or dispositions of businesses or facilities) which have been discussed or considered by the management of the Employer. Confidential Information includes information developed by the Executive in the course of the Executive’s employment by the Employer, as well as other information to which the Executive may have access in connection with the Executive’s employment. Confidential Information also includes the confidential information of others with which the Employer has a business relationship. Notwithstanding the foregoing, Confidential Information does not include (i) information in the public domain, unless due to breach of the Executive’s duties under Section 8(b), or (ii) information obtained in good faith by the Executive from a third party who was lawfully in possession of such information and not subject to an obligation of confidentiality owed to the Employer.

(b)          Duty of Confidentiality. The Executive understands and agrees that the Executive’s employment creates a relationship of confidence and trust between the Executive and the Employer with respect to all Confidential Information. At all times, both during the Executive’s employment with the Employer and after termination, the Executive will keep in confidence and trust all such Confidential Information, and will not use or disclose any such Confidential Information without the written consent of the Employer, except (i) as may be necessary in the ordinary course of performing the Executive’s duties to the Employer or (ii) as may be required in response to a valid order by a court or other governmental body or as otherwise required by law (provided that if the Executive is so required to disclose the Confidential Information, the Executive shall (i) immediately notify the Employer of such required disclosure sufficiently in advance of the intended disclosure to permit the Employer to seek a protective order or take other appropriate action, (ii) cooperate in any effort by the Employer to obtain a protective order or other reasonable assurance that confidential treatment will be afforded the Confidential Information).

(c)          Documents, Records, etc. All documents, records, data, apparatus, equipment and other physical property, whether or not pertaining to Confidential Information, which are furnished to the Executive by the Employer or are produced by the Executive in connection with the Executive’s employment will be and remain the sole property of the Employer. The Executive will return to the Employer all such materials and property as and when requested by the Employer. In any event, the Executive will return all such materials and property immediately upon termination of the Executive’s employment for any reason. The Executive will not retain with the Executive any such material or property or any copies thereof after such termination.

(d)          Nonsolicitation. During the Term and for one (1) year thereafter, the Executive (i) will refrain from directly or indirectly employing, attempting to employ, recruiting or otherwise soliciting, inducing or influencing any person to leave employment with the Employer (other than subordinate employees whose employment was terminated in the course of the Executive’s employment with the Employer); and (ii) will refrain from soliciting or encouraging any customer or supplier to terminate or otherwise modify adversely its business relationship with the Employer. The Executive understands that the restrictions set forth in this Section 8(d) are intended to protect the Employer’s interest in its Confidential Information and established employee, customer and supplier relationships and goodwill, and agrees that such restrictions are reasonable and appropriate for this purpose.

(e)          Third-Party Agreements and Rights. The Executive hereby confirms that the Executive is not bound by the terms of any agreement with any previous employer or other party which restricts in any way the Executive’s use or disclosure of information or the Executive’s engagement in any business. The Executive represents to the Employer that the Executive’s execution of this Agreement, the Executive’s employment with the Employer and the performance of the Executive’s proposed duties for the Employer will not violate any obligations the Executive may have to any such previous employer or other party. In the Executive’s work for the Employer, the Executive will not disclose or make use of any information in violation of any agreements with or rights of any such previous employer or other party, and the Executive will not bring to the premises of the Employer any copies or other tangible embodiments of non-public information belonging to or obtained from any such previous employment or other party.

(f)           Litigation and Regulatory Cooperation. During and after the Executive’s employment, the Executive shall cooperate reasonably with requests from the Employer, or the Employer’s legal counsel, in the defense or prosecution of any claims or actions now in existence or which may be brought in the future against or on behalf of the Employer which relate to events or occurrences that transpired while the Executive was employed by the Employer. The Executive’s cooperation in connection with such claims or actions shall include, but not be limited to, being available to meet with counsel to prepare for discovery or trial and to act as a witness on behalf of the Employer at mutually convenient times. During and after the Executive’s employment, the Executive also shall cooperate fully with the Employer in connection with any investigation or review of any federal, state or local regulatory authority as any such investigation or review relates to events or occurrences that transpired while the Executive was employed by the Employer. The Employer shall reimburse the Executive for any reasonable out-of-pocket expenses incurred in connection with the Executive’s performance of obligations pursuant to this Section 8(f), and if the Executive spends more than ten (10) hours in any calendar month in performance of these obligations, the Employer shall pay the Executive $500 per hour for each part of an hour over ten (10) hours in such calendar month.

(g)          Intellectual Property. Except as provided under Section 2870 of the California Labor Code (a copy of which is attached as Schedule B), the Employer shall be the sole owner of all the products and proceeds of Executive’s services hereunder and under the Prior Agreement, including, without limitation, all materials, ideas, concepts, formats, suggestions, developments, and other intellectual properties that Executive may acquire, obtain, develop or create in connection with his services hereunder and during the Term and under the Prior Agreement, free and clear of any claims by Executive (or anyone claiming under Executive) of any kind or character whatsoever (other than Executive’s rights and benefits hereunder). Executive shall, at the request of the Employer, execute such assignments, certificates or other instruments as the Employer may from time to time deem necessary or desirable to evidence, establish, maintain, perfect, protect, enforce or defend the Employer’s right, title and interest in and to any such products and proceeds of Executive’s services hereunder.

(h)          Injunction. The Executive agrees that it would be difficult to measure any damages caused to the Employer which might result from any breach by the Executive of the promises set forth in this Section 8, and that in any event money damages may be an inadequate remedy for any such breach. Accordingly, subject to Section 9 of this Agreement, the Executive agrees that if the Executive breaches, or proposes to breach, any portion of this Agreement, the Employer shall be entitled, in addition to all other remedies that it may have, to an injunction or other appropriate equitable relief to restrain any such breach without showing or proving any actual damage to the Employer and without the need to post a bond or other security.

9.          Arbitration of Disputes. In the event of any dispute or controversy arising out of, or relating to, this Agreement, the parties hereto agree to submit such dispute or controversy to binding arbitration pursuant to either the JAMS Streamlined (for claims under $250,000.00) or the JAMS Comprehensive (for claims over $250,000.00) Arbitration Rules and Procedures, except as modified herein, including the Optional Appeal Procedure. A sole neutral arbitrator shall be selected from the list (the “List”) of arbitrators supplied by J.A.M.S. (“JAMS”) Los Angeles County, California office, or any successor entity, or if it no longer exists, from a List supplied by the ADR Services, Inc., in Los Angeles, California (“ADR”) following written request by any party hereto. If the parties hereto after notification of the other party(-ies) to such dispute cannot agree upon an arbitrator within thirty (30) days following receipt of the List by all parties to such arbitration, then either party may request, in writing, that JAMS or ADR, as appropriate, appoint an arbitrator within ten (10) days following receipt of such request (the “Arbitrator”). The arbitration shall take place in Los Angeles County, California, at a place and time mutually agreeable to the parties or, if no such agreement is reached within ten (10) days following notice from the Arbitrator, at a place and time determined by the Arbitrator. Such arbitration shall be conducted in accordance with the Streamlined Arbitration Rules and Procedures of JAMS then in effect, and Section 1280 et seq. of the California Code of Civil Procedure, or if applicable, the Commercial Arbitration Rules of ADR then in effect. The preceding choice of venue is intended by the parties to be mandatory and not permissive in nature, thereby precluding the possibility of litigation between the parties with respect to or arising out of this Agreement in any jurisdiction other than that specified in this Section. Each party hereby waives any right it may have to assert the doctrine of forum non conveniens or similar doctrine or to object to venue with respect to any proceeding brought in accordance with this Section, and stipulates that the Arbitrator shall have in personam jurisdiction and venue over each of them for the purpose of litigating any dispute, controversy, or proceeding arising out of or related to this Agreement. Each party hereby authorizes and accepts service of process sufficient for personal jurisdiction in any action against it as contemplated by this Section by registered or certified mail, return receipt requested, postage prepaid, to its address for the giving of notices as set forth in this Agreement. The decision of the Arbitrator shall be final and binding on all the parties to the arbitration, shall be non-appealable and may be enforced by a court of competent jurisdiction. The prevailing party shall be entitled to recover from the non-prevailing party reasonable attorney’s fees, as well as its costs and expenses. The Arbitrator may grant any remedy appropriate including, without limitation, injunctive relief or specific performance. Notwithstanding any of the foregoing, the Employer may seek a temporary restraining order or a preliminary injunction as contemplated in Section 8(h) herein.

10.         Integration. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements between the parties with respect to any related subject matter, including that certain Employment Agreement between Employer and Executive dated as of December 28, 2011 (the “Prior Agreement”), which expired on December 28, 2012; provided, however, that this Agreement does not affect any rights Executive has under the Prior Agreement to special bonuses based on enterprise value to the extent set forth in Section 4(f) of the Prior Agreement or to any and all awards or grants of stock, warrants or options that have been previously granted to Executive, including, without limitation, the vesting, value and transferability of them, including, without limitation, those set forth in Section 4(e) of the Prior Agreement, the Restricted Stock Agreement between Employer and Executive dated as of December 28, 2011 (the “Restricted Stock Agreement”) or in any other agreement between Employer and Executive; provided, however the parties agree that no bonus under Section 4(b)(ii) of the Prior Agreement became, was, is or will be due or payable to Executive and that Executive waives and releases all claims thereto and will not bring any claims therefor.

11.         Assignment; Successors and Assigns, etc. Neither the Employer nor the Executive may make any assignment of this Agreement or any interest herein, by operation of law or otherwise, without the prior written consent of the other party; but the Employer may assign its rights under this Agreement without the consent of the Executive, in the event that the Employer shall effect a reorganization, consolidate with or merge into any other corporation, partnership, organization or other entity, or transfer all or substantially all of its properties or assets to any other corporation, partnership, organization or other entity, in which event the Employer will obtain a written confirmation of the assumption of the Employer’s obligation hereunder for the benefit of the Executive. This Agreement shall inure to the benefit of and be binding upon the Employer and the Executive, their respective successors, executors, administrators, heirs and permitted assigns.

12.         Enforceability. If any portion or provision of this Agreement (including, without limitation, any portion or provision of any section of this Agreement) shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

13.         Waiver. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of any party to require the performance of any term or obligation of this Agreement, or the waiver by any party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

14.         Notices. Any notices, requests, demands and other communications provided for by this Agreement shall be sufficient if in writing and delivered in person or sent by a nationally recognized overnight courier service or by registered or certified mail, postage prepaid, return receipt requested, to the Executive at the Executive’s last residential address the Executive has filed in writing with the Employer or, in the case of the Employer, at its main offices, attention of the Chairman of the Board, and shall be effective on the date of delivery in person or by courier or three (3) days after the date mailed.

15.         Third Party Beneficiary; Amendment. The Executive and the Employer acknowledge and agree that no third party shall have any rights or benefits under this Agreement, except for the parties specifically named as released parties in Section 21. This Agreement may be amended or modified only by a written instrument signed by the Executive and the Employer.

16.         Governing Law. This contract has been entered into in the State of California and shall be construed under and be governed in all respects by the laws of the State of California, without giving effect to the conflict of laws principles of such state; provided, however, that Section 19 shall be governed by the laws of the State of Delaware.

17.         Counterparts. This Agreement may be executed in any number of original, facsimile or other electronic counterparts, each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute one and the same document.

18.         No Prior Agreements. The Executive hereby represents and warrants to the Employer and that the execution of this Agreement by the Executive, the Executive’s employment by the Employer, and the performance of the Executive’s duties hereunder will not violate or constitute a breach of any agreement, including any non-competition agreement, invention or confidentiality agreement, with a former employer, client or any other person or entity. Further, the Executive agrees to indemnify the Employer for any loss, including, but not limited to, reasonable attorneys’ fees and expenses, that the Employer may incur based upon or arising out of the Executive’s breach of this Section.

19.         Indemnification. The Employer shall indemnify the Executive against and hold the Executive harmless from any costs, liabilities, losses and exposures for the Executive’s services as an employee, officer and director of the Employer (or any successor in interest thereof), whether before or after the Effective Date, to the maximum extent permitted under the Delaware General Corporate Law. If the Executive is made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by the Employer against the Executive), by reason of the fact that the Executive is or was performing services to the Employer under this Agreement or while acting as an executive officer of the Employer, the Employer shall indemnify the Executive against all expenses (including reasonable attorneys’ fees), judgments, fines and amounts paid in settlement, as actually and reasonably incurred by the Executive in connection therewith, to the maximum extent permitted under the Delaware General Corporation Law. If the Executive is made a party to any third-party action, complaint, suit or proceeding, the Executive shall given prompt notice thereof to the Employer, and the Employer shall have the right to assume and control the defense of such action, complaint, suit or proceeding; provided, however, that if legal counsel selected by the Employer shall have a conflict of interest that prevents such counsel from representing the Executive, the Executive may engage separate counsel and the Employer shall reimburse all reasonable attorneys’ fees and reasonable expenses of such separate counsel. Notwithstanding the foregoing, the Employer shall not have, and the Executive acknowledges and agrees that the Employer does not have, any obligation to indemnify the Executive under this Section or under its certificate of incorporation or bylaws, with respect to (a) any breach of representation, warranty or covenant committed by the Executive under this Agreement, or (b) any action or inaction by the Executive where the Executive failed to act in good faith and in a manner the Executive reasonably believed to be in, or not opposed to, the best interests of the Employer, or with respect to any criminal action or proceeding, the Executive had reasonable cause to believe that his conduct was unlawful.

20.         Directors’ and Officers’ Insurance. As soon as reasonably practicable following the Effective Date, the Employer shall use commercially reasonable efforts to obtain (if it does not already have) directors’ and officers’ insurance from a reputable insurance company with such coverage amounts and policy terms as is customary for public companies with market valuations similar to the Employer, as determined by the Employer in its sole discretion.

21.         [Omitted Intentionally].

22.         Withholding Obligations. The Employer, or any other entity making a payment, may withhold and make such deductions from any amounts payable under this Agreement such federal, state and local taxes as may be required to be withheld or deducted from time to time pursuant to any applicable law, governmental regulation and/or order.

23.         Section 954 of the Dodd Frank Act. This Agreement and all other Compensation of Executive are intended to comply with the “clawback obligations” of Section 954 of the Dodd Frank Act (including the related regulations, “Section 954”). If the Employer’s financial statements must be restated, to the extent and only to the extent required by Section 954 (if applicable), the Employer shall be entitled to recover from Executive, and Executive agrees to promptly repay, any incentive-based compensation which would not have been earned under the restated financial statements.

24.         Section 409A Compliance. Unless otherwise expressly provided, any payment of compensation by the Employer to the Executive, whether pursuant to this Agreement or otherwise, shall be made no later than the fifteenth (15th) day of the third (3rd) month (i.e., 2½ months) after the later of the end of the calendar year or the Employer’s fiscal year in which the Executive’s right to such payment vests (i.e., is not subject to a “substantial risk of forfeiture” for purposes of Section 409A). Each payment and each installment of any bonus or severance payments provided for under this Agreement shall be treated as a separate payment for purposes of application of Section 409A. To the extent any amounts payable by the Employer to the Executive constitute “nonqualified deferred compensation” (within the meaning of Section 409A) such payments are intended to comply with the requirements of Section 409A, and shall be interpreted in accordance therewith. Neither party individually or in combination may accelerate, offset or assign any such deferred payment, except in compliance with Section 409A. No amount shall be paid prior to the earliest date on which it is permitted to be paid under Section 409A and the Executive shall have no discretion with respect to the timing of payments except as permitted under Section 409A. In the event that the Executive is determined to be a “key employee” (as defined and determined under Section 409A) of the Employer at a time when its stock is deemed to be publicly traded on an established securities market, payments determined to be “nonqualified deferred compensation” payable upon separation from service shall be made no earlier than (a) the first (1st) day of the seventh (7th) complete calendar month following such termination of employment, or (b) the Executive’s death, consistent with the provisions of Section 409A. Any payment delayed by reason of the prior sentence shall be paid out in a single lump sum at the end of such required delay period in order to catch up to the original payment schedule. All expense reimbursement or in-kind benefits subject to Section 409A provided under this Agreement or, unless otherwise specified in writing, under any Employer program or policy, shall be subject to the following rules: (i) the amount of expenses eligible for reimbursement or in-kind benefits provided during one calendar year may not affect the benefits provided during any other year; (ii) reimbursements shall be paid no later than the end of the calendar year following the year in which the Executive incurs such expenses, and the Executive shall take all actions necessary to claim all such reimbursements on a timely basis to permit the Employer to make all such reimbursement payments prior to the end of said period, and (iii) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit. The Executive shall be responsible for the payment of all taxes applicable to payments or benefits received from the Employer. It is the intent of the Employer that the provisions of this Agreement and all other plans and programs sponsored by the Employer be interpreted to comply in all respects with Section 409A; provided, however, the Employer shall have no liability to the Executive, or any successor or beneficiary thereof, in the event taxes, penalties or excise taxes may ultimately be determined to be applicable to any payment or benefit received by the Executive or any successor or beneficiary thereof.

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IN WITNESS WHEREOF, this Agreement has been executed by the Employer and by the Executive as of the Effective Date.

EMPLOYER

Mandalay Digital Group, Inc., a Delaware corp.

By:	/s/ Jeff Karish
Its:	Director, Chairman of Compensation Committee of the Board

EXECUTIVE

/s/ Peter Adderton
Name: Peter A. Adderton

Schedule A

1)	If Executive is the Chief Executive Officer for the entire Performance Period, he shall be entitled to an annual bonus with respect to the first year of the Term as follows:

a.	Definitions:

i.	Performance Period: The completed four quarter period commencing on the beginning of the third fiscal quarter of 2014 (i.e., starting October 1, 2013) and ending at the conclusion of the second fiscal quarter of fiscal year 2015 (i.e., Q3 + Q4 of FY2014 and Q1 + Q2 FY2015).

ii.	Revenue: Revenue as reported in the applicable quarterly and annual reports filed by the Employer with the Securities and Exchange Commission.

iii.	EBITDA: EBITDA as described under SEC rules and interpretations. For clarity, EBITDA shall be determined after any accrual for or payments of any bonuses or compensation, including without limitation amounts due or to be due under this Agreement, even though management projections are BEFORE such accruals and payments and have other adjustments that may not normally be part of EBITDA.

iv.	Adjusted “12 Month Target EBITDA” means the amounts stated as “EBITDA” on the management projection for Q3 and Q4 of FY 2014 and approved by the Board on August 19, 2013, increased by the amount of any expense or cost that was excluded from the management projections but would not have been excluded from EBITDA as defined herein. As an example, bonus and compensation accrual and expense is not excluded from EBITDA (i.e., EBITDA is after such items), but the management projections excluded bonus and compensation accrual and expense (i.e., the management projection was before such items); in this case, since bonus and compensation would not have been excluded from EBITDA as defined herein, such amounts must be added back to the management projections in order to determine Adjusted “12 Month Target EBITDA.” Similarly, if there are other non-cash charges that were excluded from the management projections but would not be excluded from EBITDA as defined herein, such charges must be added back to determine Adjusted “12 Month Target EBITDA,” having the effect of raising the target EBITDA the Employer would need to achieve for the applicable bonus amount to be earned, as described below.

b.	Amount: Up To 150% of annual Salary.

c.	Bonus Criteria: There are six (6) bonus criteria, each worth 25% of Salary. For example, if all six bonus criteria are achieved, the annual bonus for the applicable year shall be 150% of Salary. If only three (3) bonus criteria are achieved, the annual bonus for the applicable year shall be 75% of Salary. If none are achieved, then the annual bonus for the applicable year shall be 0% of Salary.

i.	25% of Salary if the Employer has publicly reported revenues for the Performance Period at least equal to the “12 Month Target Baseline Revenue” budgeted amounts for Q3 & Q4 of FY2014 previously approved by the Board on August 19, 2013 plus the Q1 & Q2 of FY2015 revenues projections to be provided by management and agreed and approved by the Board; plus

ii.	25% of Salary if the Employer has publicly reported revenues for the Performance Period equal to 125% of the minimum revenue required to achieve the bonus amount in (i) above; plus

iii.	25% of Salary if the Employer has EBITDA for the Performance Period at least equal to the Adjusted “12 Month Target EBITDA” plus the Q1 & Q2 of FY2015 EBITDA projection to be provided by management and agreed and approved by the Board; plus

iv.	25% of Salary if in addition to achieving the bonus amount in (iii) above, the Employer’s EBITDA for the Performance Period is $3 million more than the minimum EBITDA needed to achieve the bonus amount in (iii) above; plus

v.	25% of Salary if the Executive achieves the following strategic objectives as reasonably determined by the Compensation Committee of the Board of Directors:

1)	Setting up a structured team acceptable to the Board of Directors of a CEO (assuming the Board of Directors requests a Change of Capacity), COO, CFO, GC, and other key executive functions in place;

2)	Consolidating the corporate geographic control structure; and

3)	Closing at least five (5) of major carrier relationships generating at least $1 million in annual run-rate revenues; plus

4)	25% of Salary in the sole discretion of the Compensation Committee of the Board.

5)	If the Employer disposes of or acquires a business or material assets during the Performance Period, the revenue and EBITDA metrics shall be adjusted by the Employer and Executive, acting reasonably, to reflect the change in circumstances.

2)	If Executive remains Chief Executive Officer for—

a.	the entire second year of the Term, then with respect to the second year of the Term he shall be entitled to an annual bonus that is the same bonus opportunity as for the first year of the Term (i.e., up to 150% of Salary), with the substantially same structure and same six (6) factors each worth 25% of Salary, but with revenue and EBITDA milestones for the four fiscal quarters sequentially following the Performance Period adjusted upward to such levels, and new strategic objectives, each as determined by the Board of Directors and Executive within sixty (60) days of commencement of the second year of the Term as Chief Executive Officer.

b.	any portion of the second year of the Term but not the entire second year of the Term and serves the balance of the second year of the Term as Chief Innovation Officer, then his bonus shall be determined applying the applicable bonus criteria for the CEO and CIO portion of the second year on a pro-rata basis, as reasonably determined by the Board of Directors.

3)	If a Change of Capacity occurs, and Executive is the Chief Innovation Officer for the remainder of the Term after the Chance of Capacity, he shall be entitled to an annual bonus with respect to such period as follows:

a.	Amount: Up To 100% of annual Salary.

b.	Bonus Criteria: There are two (2) bonus criteria, each worth 50% of Salary.

i.	50% of Salary if the Employer achieves Board of Directors-defined performance targets for publicly reported revenues and EBITDA (as defined above in this Schedule A) for the four fiscal quarters sequentially following the Performance Period, such targets to be determined within sixty (60) days of the Change in Capacity after consultation with the Executive.

ii.	50% of Salary if the Executive meets bonus targets specific to the CIO role determined by the Board of Directors, such targets to be determined within sixty (60) days of the Change in Capacity after consultation with the Executive.

Schedule B

CALIFORNIA LABOR CODE SECTION 2870

INVENTION ON OWN TIME-EXEMPTION FROM AGREEMENT

“(a)          Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer's equipment, supplies, facilities, or trade secret information except for those inventions that either:

(1)         Relate at the time of conception or reduction to practice of the invention to the employer's business, or actually or demonstrably anticipated research or development of the employer; or

(2)         Result from any work performed by the employee for the employer.

(b)          To the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision (a), the provision is against the public policy of this state and is unenforceable.”